1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001


June 4, 2014

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:     The Advisors' Inner Circle Fund (File Nos.033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a definitive copy of the Schedule 14A, notice, proxy statement and proxy card (the "Definitive Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Cornerstone Advisors Public Alternatives Fund (the "Fund"), a series of the Trust, scheduled to be held on Friday, June 27, 2014.

The Special Meeting is being called for the purposes of (1) appointing AJO, LP ("AJO") as a sub-adviser of the Fund and approving a sub-advisory agreement between Cornerstone Advisors, Inc. ("Cornerstone"), the investment adviser to the Fund, and AJO with respect to the Fund; and (2) appointing Wells Fargo Portfolio Risk Advisors, a Division of Structured Asset Investors, LLC ("WFPRA") as a sub-adviser of the Fund and approving a sub-advisory agreement between Cornerstone and WFPRA with respect to the Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Very truly yours,

/s/ David W. Freese
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David W. Freese